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                               February 15, 2022

       Josh Bayliss
       Chief Executive Officer
       Virgin Group Acquisition Corp. II
       65 Bleecker Street
       6th Floor
       New York, NY 10012

                                                        Re: Virgin Group
Acquisition Corp. II
                                                            Registration
Statement on Form S-4
                                                            Filed January 18,
2022
                                                            File No. 333-262200

       Dear Mr. Bayliss:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please refer to the prospectus cover page. We note your disclosure that New Grove will adopt a dual-class
stock structure with disparate voting rights. Please revise the prospectus cover page
to quantify the voting power that the New Grove Class B common stock will have after
the offering and business combination due to the disparate voting rights attached to the
two classes of capital stock and, to the extent material, identify any major holder or holders
of such shares.
 Josh Bayliss
FirstName  LastNameJosh   BaylissII
Virgin Group  Acquisition Corp.
Comapany15,
February   NameVirgin
             2022       Group Acquisition Corp. II
February
Page 2 15, 2022 Page 2
FirstName LastName
Question and Answers for Shareholders of VGAC II, page x

2. Please add a new question and answer addressing the Grove Earnout and the Sponsor
         Earnout; it should include the number of shares and the applicable vesting thresholds or triggers. Please include enough information so current VGAC II shareholders can fully appreciate how these earnouts will affect their equity and voting positions after the business combination.
Q: What equity stake will current VGAC II shareholders and current equityholders of Grove hold in New Grove, page xiv

3. Please revise to include at least one additional redemption scenario in between those you currently present. Please also revise the voting power question and answer on page xv and Ownership and Voting Power of New Grove section on page 9 in a similar manner.
4. We note that the equity stake percentages contained in the second paragraph of the answer exclude the dilutive effects of the Grove Earnout, the Sponsor Earnout and the rollover of
         Grove equity awards and the issuance of new equity awards. Please revise the answer to include an additional equity stake breakdown including common stock that could be issued pursuant to the two earnouts and any rollover or new equity awards so current
         VGAC II shareholder's can appreciate the potential equity stake dilution under these additional scenarios which are directly connected to the business combination. Please also revise the voting power question and answer on page xv and Ownership and Voting
         Power of New Grove section on page 9 in a similar manner.
Q. What effect will New Grove being a public benefit corporation under Delaware law have on
New Grove's public stockholders?, page xviii

5. In the second paragraph of the answer, please clarify the specific public benefit of New
         Grove.
Grove, page 2

6. Please revise to briefly discuss Grove's business and operations. In this regard, we note that neither the Questions and Answers section nor the Summary section discusses Grove's actual business and operations. Please include enough information so
         investors can briefly understand the business and operations of the company being acquired.
Grove Stockholder Support Agreement, page 8

7. Please revise to discuss the Grove Stockholder Support Agreement in greater detail.
         Please identify the Grove Stockholders who agreed to vote in favor of the merger and their respective voting percentage of Grove.
 Josh Bayliss
FirstName  LastNameJosh   BaylissII
Virgin Group  Acquisition Corp.
Comapany15,
February   NameVirgin
             2022       Group Acquisition Corp. II
February
Page 3 15, 2022 Page 3
FirstName LastName
Sponsor Agreement, page 8

8. Please revise to quantify the number of shares subject to the Sponsor Earnout and the equity percentage such shares would represent in the post-business combination company.
Interests of VGAC II's Directors and Executive Officers in the Business Combination, page 13

9. Please revise the second bullet to quantify the implied and current market value of the
         Sponsor's private placement warrants.
10. Please revise the third bullet to quantify the implied and current market value of the related-parties indirect interests in the Class B ordinary shares and private placement warrants.
11. Please refer to the fourth bullet. To the extent quantifiable, please quantify and disclose the Sponsor's "positive rate of return" on their initial investment in VGAC II.
12. Please refer to the tenth bullet and the Sponsor Earnout. To the extent the Sponsor
         Earnout Shares are not included in the share total disclosed in the second bullet, please revise to quantify the implied and current market value of the Sponsor Earnout Shares.
Risk Factors, page 27

13. Please add a risk factor addressing Grove's history of net losses and accumulated deficit of approximately $458 million as of September 30, 2021.
14. Please add a risk factor addressing the material risks to unaffiliated investors presented by taking Grove public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The COVID-19 global pandemic and related government, private sector and individual consumer responsive actions, page 32

15. We note your disclosure that the COVID-19 pandemic adversely affected, and may continue to adversely affect, your business operations. Please revise, to the extent possible, to quantify the adverse impact on your business and operations. Please include enough detail so that shareholders can understand the risk.
Opinion of the Financial Advisor to VGAC II, page 111

16. We note that Grove provided Houlihan Lokey with certain projections. Please revise to include the projections here and disclose any material assumptions necessary to understand such projections.
 Josh Bayliss
FirstName  LastNameJosh   BaylissII
Virgin Group  Acquisition Corp.
Comapany15,
February   NameVirgin
             2022       Group Acquisition Corp. II
February
Page 4 15, 2022 Page 4
FirstName LastName
Selected Companies Analysis, page 116

17. For each selected company, please revise to disclose their individual CY 2021E and CY
         2022E net revenue figures.
U.S. Federal Income Tax Considerations, page 157

18. We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of
         Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. In this regard, we note the tax consequences set forth in the Domestication section on page 166. We also note that the exhibit index includes a placeholder for a tax opinion but this section doesn't reference a tax opinion. Please advise if Exhibit 8.1 will be a short or long-form tax opinion. Please also revise this section accordingly. For guidance, please refer to
Section III of Staff
         Legal Bulletin No. 19 dated October 14, 2011.
VGAC II   s Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Changes in Internal Control over Financial Reporting, page 213

19. Please revise to disclose the material weakness in your internal control over financial reporting that you have identified and what that materal weakness is related to.
Information about Grove
Overview, page 214

20.      Please revise to define what gross merchandise volume represents.
21. In the graphic captioned "A History of Doing Well By Doing Good" on the top of page
         215, please remove from the graphic the estimated 2024 revenue and gross margin information.
Overview, page 214

22. We note your revenue and gross margin presentation on page 215. Please revise to balance the presentation with a discussion of Grove's net losses and accumulated deficit of approximately $458 million as of September 30, 2021.
 Josh Bayliss
FirstName  LastNameJosh   BaylissII
Virgin Group  Acquisition Corp.
Comapany15,
February   NameVirgin
             2022       Group Acquisition Corp. II
February
Page 5 15, 2022 Page 5
FirstName LastName
Company Performance, page 216

23. Please revise to disclose your net losses for all periods as reflected in the included financial statements. Additionally, please revise the entire section to cover all periods as reflected in your financial statements. In this regard, we note that you have provided financial highlights based off of 2019 data and not discussed 2020. Please revise as applicable.
Our Purpose, page 216

24. Please refer to the charts included on page 217 and specifically the Plastic Packaging
         Volume chart. We note that the chart uses data from 2017, 2018 and 2020. Please revise the chart to use data from the same calendar year or, alternatively, please remove.
Value Proposition to Partners, page 224

25. We note your disclosure throughout the filing that you have entered into a new partnership with Target. Please revise this section to discuss this partnership in greater detail. To the extent material, please also file any material contracts with Target.
Grove   s Management   s Discussion and Analysis of Financial Condition and
Results of
Operations
Key Operating and Financial Metrics
DTC Total Orders, page 253

26. Please disclose your rational for including orders that have been refunded in the calculation of your metric.
Adjusted EBITDA and Adjusted EBITDA Margin, page 254

27. Please present the comparable GAAP margin with equal or greater prominence to your adjusted EBITDA margin.
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 264

28. Your discussion of cash flows from operating activities appears to focus on how this amount was derived in each period. The discussion should be a comparative analysis of material changes in this amount between periods. Refer to Item 303(a) and (b) of
         Regulation S-K. In your analysis, please note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in
         terms of cash. Refer to Section IV.B.1 of    Interpretation:
Commission Guidance
         Regarding Management's Discussion and Analysis of Financial Condition and Results of
         Operations    for guidance. Your discussion should address the drivers
underlying each
 Josh Bayliss
Virgin Group Acquisition Corp. II
February 15, 2022
Page 6
         factor cited. For example, please discuss the specific items that created favorable and unfavorable movements in working capital in terms of cash and the reasons underlying such movements.
Grove Collaborative, Inc.
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Segments, page F-43

29. We note your disclosure that you operate your business as a single segment for the purposes of assessing performance and making operating decisions. Please tell us your consideration of the disclosure required by ASC 280-10-50-40 through 50-42.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameJosh Bayliss                                Sincerely,
Comapany NameVirgin Group Acquisition Corp. II
                                                              Division of
Corporation Finance
February 15, 2022 Page 6                                      Office of Trade &
Services
FirstName LastName